Consent of Independent Registered Public Accounting Firm

The Members
Station Venture Holdings, LLC:

We consent to the incorporation by reference in the registration statements (No. 333-139136, 333-87920, 333-126607, and 333-126608) on Form S8 of LIN TV Corp. of our report dated March 11, 2010, with respect to the balance sheets of Station Venture Holdings, LLC as of December 31, 2009 and 2008, and the related statements of operations, members’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2009, which report appears in the December 31, 2009 annual report on Form 10-K/A (Amendment No. 1) of LIN TV Corp. expected to be filed on June 2, 2010.

/s/ KPMG LLP

New York, New York

June 2, 2010